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                            May 10, 2023

       Robert Piconi
       Chief Executive Officer
       Energy Vault Holdings, Inc.
       4360 Park Terrace Drive, Suite 100
       Westlake Village, CA 93161

                                                        Re: Energy Vault
Holdings, Inc.
                                                            Post-Effective
Amendment No. 1 to Form S-1 on Form S-3
                                                            Filed May 8, 2023
                                                            File No. 333-262720

       Dear Robert Piconi:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 filed May 8, 2023

       Cover Page

   1. Please disclose the methods by which the price for the private warrants will be determined. Refer to
Instruction 2 to Item 501(b)(3) of Regulation S-K. Disclose whether there is an established
public trading market for the private warrants or whether you intend to apply for
listing of the private warrants on any national securities exchange or recognized trading
system. Revise accordingly references to "market prices" or "at the market" when describing
the method of determining the price for, or the offering of, private warrants. Make
appropriate conforming changes to the plan of distribution
                                                        section.
 Robert Piconi
FirstName  LastNameRobert
Energy Vault  Holdings, Inc. Piconi
Comapany
May        NameEnergy Vault Holdings, Inc.
     10, 2023
May 10,
Page 2 2023 Page 2
FirstName LastName
Incorporation by Reference, page iv

2. We note that your Form 10-K incorporates Part III information by reference to the definitive proxy statement filed on April 17, 2023. Please revise this section to specifically incorporate by reference this proxy statement. Refer to
Item 12 of Form S-3.
         We also note references to Forms 8-K filed before fiscal year-end, which are not required to be incorporated by reference; please revise or advise.
Exhibits

3. Please request counsel to revise the opinion filed as Exhibit 5.1 to clearly opine as to the
         Warrant Shares on a when-issued basis. In this regard, we note the various tenses included in the following paragraph, "The Warrant Shares shall have been duly registered on the books of the transfer agent and registrar therefor in the name or on behalf of the applicable Warrant holders, and have been issued by the Company upon exercise of the
         Warrants against payment therefor (not less than par value) in the manner contemplated by the Registration Statement, the Warrants and the Warrant Agreement. The issuance of the Warrant Shares have been duly authorized by all necessary corporate action of the
         Company, and the Warrant Shares are validly issued, fully paid and nonassessable;"
         please reconcile.
4. Please revise your exhibit index to include all exhibits required pursuant to Item 16 of
         Form S-3 and Item 601 of Regulation S-K. Include, without limitation, the private warrant agreement and other material agreements, including those filed with the underlying Form S-1 and/or incorporated by reference to your Form
10-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Samuel Rettew